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Attention: Mara L. Ransom, Assistant Director	Madrid	Washington, D.C.

Re:                             Wayfair LLC
Draft Registration Statement on Form S-1
Submitted on May 7, 2014
CIK No. 0001539031

Ladies and Gentlemen:

On behalf of Wayfair LLC (the “Company”), we are hereby confidentially submitting Amendment No. 1 (“Amendment No. 1”) to the Company’s Draft Registration Statement on Form S-1 previously submitted on May 7, 2014 to the Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) (the “Draft Submission”).  Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter received on June 3, 2014 from the staff of the Commission (the “Staff”) regarding the Draft Submission. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.                                      Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to include the information noted above in future filings.  The Company acknowledges that the Staff will require time to review the complete disclosure before declaring the registration statement effective.

2.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that at present neither the Company nor anyone authorized to act on the Company’s behalf has provided written materials of the type referenced in the first sentence of the Staff’s comment. If, following the date of this letter, any such written materials are provided in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such reports to the Staff.  The Company further advises the Staff that at present it is not aware of any research reports of the type referenced in the second sentence of the Staff’s comment. If, following the date of this letter, the Company becomes aware that any such reports have been published or distributed, the Company will supplementally provide such reports to the Staff.

Table of Contents, page i

3.                                      In the first paragraph, you state that you “While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources.” Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

Response:  The Company respectfully acknowledges the Staff’s comment and has deleted the statement referenced in the Staff’s comment from page ii of Amendment No. 1.

Prospectus Summary, page 1

4.                                      Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

•                  “Our addressable home goods market, which we define as the U.S. furniture and home decor markets, was $233 billion in 2013, according to Euromonitor International, Ltd., a market research firm.” page 3;

•                  “According to a 2013 report by the U.S. Census Bureau, there are 158 million women in the United States, of which 63 million are between the ages of 35 and 65.” page 3;

•                  “From 2013 to 2018, mobile e-commerce as a percentage of overall e-commerce is projected to increase from 15% to 30%, according to eMarketer Inc., a market research firm.” page 3, and;

•                  “According to eMarketer U.S. retail mobile e-commerce from smartphones is projected to grow from $15 billion in 2013 to $35 billion in 2018, and mobile ecommerce from tablets is expected to grow from $26 billion in 2013 to $96 billion in 2018, representing 18.5% and 29.9% CAGRs, respectively. Additionally, from 2013 to 2018, mobile e-commerce as a percentage of overall e-commerce is projected to increase from 15% to 30%.” page 73.

These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement, or revise to indicate that it is based on management’s belief and discuss the basis for such belief. Please revise throughout your prospectus as necessary.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is sending, under separate cover, the industry reports cited throughout the prospectus, marked to highlight the applicable portions cited and with cross-references to the supported statements in Amendment No. 1. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such reports upon the completion of its review.

5.                                      Please explain what you mean by “disruptive e-commerce business model.”

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes its business model positions it well to overcome many of the challenges traditional brick and mortar and other online retailers of home goods face, as described in the Draft Submission.  The Company believes that by offering consumers an online experience with visually inspiring browsing, compelling merchandising, easy product discovery and attractive prices, while also leveraging its supplier direct fulfillment network to offer a vast number of products without holding significant inventory, the Company can change the way consumers shop for furniture, home furnishings, décor and goods.  This is the disruptive e-commerce business model that the Company is describing in the Draft Submission.

6.                                      It appears that all or almost all of the holders of your Series A preferred stock are directors, officers or affiliates thereof, and that the proceeds of this offering will be used primarily to pay a dividend to the holders of your Series A preferred stock. If that is the case, please disclose here and in the Use of Proceeds and Certain Relationships and Related Party Transactions sections of the prospectus the percentage of the proceeds of the offering that will be used to make payments to directors, officers and affiliates thereof.

Response:  The Company advises the Staff that the proceeds of this offering will not be used primarily to pay the dividend to the holders of the Company’s Series A preferred stock.  The Company has revised pages 10, 39, 46, 48 and 114 of Amendment No. 1 to include disclosure that the holders of the Company’s Series A preferred stock that will receive the dividend include the Company’s co-founders and certain of its directors, executive officers and holders of more than 5% of its voting securities.

Risk Factors, page 6

7.                                      In the last bullet point on page 6, to provide context for the risk factor, please augment your disclosure to disclose the amount of your cumulative losses.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 7 of Amendment No. 1 to include the disclosure referenced in the Staff’s comment.

8.                                      Please revise the last bullet on page 7 to state the percentage of voting power and percentage of economic power that your officers, directors and their affiliates will have after the offering, as well as the percentage of voting power and percentage of economic power that your co-founders will have after the offering.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 7 of Amendment No. 1 to include the disclosure referenced in the Staff’s comment.

Risk Factors. page 13

We have a history of cumulative operating losses and expect to have increasing operating losses and negative cash flow as we continue to expand our business, page 17

9.                                      Please revise your disclosure to disclose the amount of your cumulative losses.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 18 of Amendment No. 1 to include the disclosure referenced in the Staff’s comment.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations, page 18

10.                               If you have experienced system interruptions please revise your risk factor to discuss those interruptions to give context to the risk factor.

Response:  The Company advises the Staff that it has not experienced any system interruptions other than the types described on page 19. However, the Company has revised page 19 to include new potential system interruptions that could arise and page 23 to describe interruptions the Company has experienced with regard to its phone systems.

The dual class structure . . ., page 35

11.                               Please also disclose the fact that the holders of your Class B common stock have approval rights over certain transactions, and describe those transactions.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 37 of Amendment No. 1 to include the disclosure referenced in the Staff’s comment.

Organizational Structure. page 42

12.                               To the extent your references in the third paragraph on page 42, the second bullet on page 43 and the third-to-last paragraph on page 44 to “outside investors” and “direct members” include or are comprised primarily of your officers, directors and their affiliates, please revise to clarify that this is the case.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 43, 44 and 45 of Amendment No. 1 to clarify the disclosure referenced in the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Consolidated Operations, page 60

Comparison of years ended December 31, 2013 and 2012, page 61
Net revenue, page 61

13.                               We note that other net revenue consist primarily of sales of tangible products through sites of your online retail partners and sales of advertising to third-party advertisers. Please tell us the amount of net revenues generated from product sales, advertising services and other activities included in other net revenues for each year presented. If revenues from advertising and other services exceed 10% of total revenue, please tell us what consideration you gave to providing the disclosures required by paragraphs (b)(1) and (b)(2) of Rule 5-03 of Regulation S-X (ASC 225-10-S99-2).

Response:  The Company advises the Staff that the Company sells tangible products through its own websites, mobile-optimized websites and mobile applications (“Sites”) in addition to Sites operated by third parties. Orders received through all Sites are fulfilled in the same manner and are considered to be in one class as described in Rule 5-03(b) of Regulation S-X.

Net revenue generated from advertising sales to third party advertising distribution providers that pay the Company based on the number of advertisement-related clicks, actions or impressions for advertisements placed on the Company’s Sites was $1.7 million and $4.1 million in 2012 and 2013, respectively.  The remaining net revenue included in other net revenues for each year presented was generated from product sales originated through partner sites. Because the net revenue from third party advertisers is less than 10% of total net revenue for each year presented, the Company combines it with net revenue generated from product sales pursuant to the guidance in Rule 5-03 of Regulation S-X.  The Company includes net revenue generated from advertising sales in the presentation of “Other” revenue.

Critical Accounting Policies, page 66

14.                               Estimates related to goodwill impairment testing are commonly considered critical accounting estimates. Please tell us why you do not consider your estimates related to goodwill impairment testing critical given the uncertainties associated with the methods, assumptions and estimates underlying the fair value measurements. In addition, please tell us whether the fair value of your reporting unit is substantially in excess of carry value or is at risk of failing step one of the impairment test. If the reporting unit is at risk of failing step one of the impairment test please disclose the following information:

•                  The percentage by which fair value exceeded carrying value at the date of the most recent test;

•                  How the key assumptions used in the discounted cash flow analysis were determined; and

•                  A discussion of the degree of uncertainty associated with the key assumptions, including specifics to the extent possible.

If the fair value of your reporting unit is substantially in excess of carrying value, please consider including a discussion of your estimates related to goodwill impairment testing in your discussion of critical accounting estimates.

Response:  In response to the Staff’s comment, the Company has revised page 74 of Amendment No. 1 to include a discussion of the estimates related to goodwill impairment testing in its discussion of its critical accounting estimates.

The Company advises the Staff that the Company carried goodwill of $5.1 million at December 31, 2013, including $1.7 million recorded in July 2013 in connection with the acquisition of DwellStudio Holdings, LLC (“Dwell”). The Company recorded goodwill of $3.4 million prior to 2013.  The Company tests its goodwill for impairment on the last day of each fiscal year. The assessment is performed at the reporting unit level using the two-step goodwill impairment test to identify potential goodwill impairment. The first step is to compare the fair value of the reporting unit to the book value, including goodwill. The fair value of the reporting unit is determined based on a combination of valuation methods: (i) discounted cash flow, (ii) guideline public company and (iii) transaction.  If the book value exceeds the fair value, a second step is performed to measure the impairment amount. The fair value of the reporting unit associated with the goodwill recorded prior to 2013 substantially exceeded its carrying value, including goodwill. As of December 31, 2013, the second step was not performed because the fair value of the reporting unit was determined to be $8.5 million, which significantly exceeds the $0.7 million of book value, including goodwill.

On December 31, 2013, the Company completed all accounting for the July 2013 Dwell acquisition and recorded $1.7 million in goodwill.  Since the date of the acquisition, overall market conditions improved, and the valuation multiple of comparable companies increased.  The guideline revenue multiple used for the Company also increased substantially during this period. During this period, the reporting unit incurred small, but expected losses, which further reduced its carrying value.  As the reporting unit is expected to perform in line with expectations, and there were no changes in events or circumstances that indicated any reduction in the fair value of the Dwell reporting unit since the acquisition date, step two was not performed.

Stock-Based Compensation, 67

15.                               We note your disclosure that fair value of your common units at various valuation dates increased substantially in 2013 and there were no particular transactions or events that caused the increase. Please describe the factors contributing to the significant increase in the fair value of your common stock at the contemporaneous valuation dates, and relate those factors to any significant changes in assumptions.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that its fair value previously determined at various valuation dates increased substantially in 2013 due to several factors rather than a single transaction or event.  The Company periodically determines the estimated fair value of its common units using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. It generally uses the income and market approaches prescribed in the Practice Aid, in particular (a) the income approach’s discounted cash flow method based on the Company’s projections and estimated discount rate and (b) the guideline public company, guideline transactions and precedent transaction methodologies based on inputs from comparable public companies’ equity valuations, comparable acquisition transactions and transactions in the Company’s own equity securities.

The Company’s estimated fair value per common unit was $4.65 per unit, $7.21 per unit, $17.86 per unit and $24.31 per unit as of December 31, 2012, June 30, 2013, September 30, 2013, and December 31, 2013, respectively.  Its estimated fair value per deferred unit was $4.48 per unit, $7.16 per unit, $17.86 per unit and $24.31 per unit as of December 31, 2012, June 30, 2013, September 30, 2013, and December 31, 2013, respectively.  The increase in value during 2013 was primarily due to factors that favorably affected the assumptions used in the income and market approaches, including:

•                  the overall improvement in the market conditions;

•                  the Company’s annual revenue growth rate exceeded 50% in 2013, compared to a 16% annual revenue growth rate in 2012;

•                  the achievement of the Company’s revenue projections in 2013;

•                  the increase in the revenue multiples of comparable public companies; and

•                  the substantial completion of negotiations for the terms of sale of the Company’s Series B convertible redeemable preferred units, which was completed in 2014.

On June 30, 2013, the Company’s year-over-year projected revenue growth rate increased approximately 8% and its trailing twelve month revenue grew by 19% over the previous valuation date primarily because net revenue in the first half of 2013 exceeded projections.  As a result, the Company increased the projected revenue growth and also lowered the discount rates, both of which caused the Company’s valuation under the income method to increase. On June 30, 2013, the median forward looking and trailing twelve month revenue multiples from comparable public companies had increased substantially since the previous valuation date.  Accordingly, the Company increased the multiple used in the market approach, which caused the Company’s valuation using the market approach to increase. Using the income and market approaches, the Company’s common and deferred units were determined to be $7.21 and $7.16, respectively at June 30, 2013.

On September 30, 2013, the Company’s revenue continued to meet its projections. As a result, it further lowered the discount rates, which caused the Company’s valuation under the income method to increase further.  On September 30, 2013, the market conditions continued to improve and the median forward looking and trailing twelve month revenue multiples from comparable public companies had increased since its June 30, 2013 valuation.  Accordingly, the Company continued to increase the multiple used in the market approach, which caused the Company’s valuation under the market approach to increase further. Using the income and market approaches, the Company’s common and deferred units were both determined to be $17.86 at September 30, 2013.

On December 31, 2013, the Company’s year-over-year revenue growth rate exceeded 50%. It had also substantially completed negotiations for the terms of sale of its Series B convertible redeemable preferred units to a group of new investors for a per unit price of $26.28 and an aggregate amount of over $150.0 million and the Company considered the value of the new preferred units in the valuation analysis. On December 31, 2013, the market conditions continued to improve and the median forward looking and trailing twelve month revenue multiples from comparable public companies had increased since the September 30, 2013 valuation. Accordingly, the Company continued to increase the multiple used in the market approach, which caused the valuation under the market approach to increase further.  Using the market approach, the Company’s common and deferred units were both determined to be $24.31 at December 31, 2013.

Due to the substantial increase in the Company’s valuations and in connection with the preparation of its financial statements for the year ended December 31, 2013, the Company undertook a retrospective reassessment of the fair market value of its common units and deferred units for certain grants made in 2013 for financial reporting purposes. As part of that reassessment, it determined that the grant date fair values of the May, August and November 2013 grants of deferred units were $6.46, $10.88 and $20.87, respectively. The grants made in May, August and November 2013 were between the dates on which the Company had performed the valuations as described above. Accordingly, the Company calculated the grant date fair value for these grants on a linear basis between each valuation date, which it believes is a reasonable method.

Business, page 70

Our Growth Strategy, page 78

16.                               We note your discussion of your growth strategy. Please also discuss the amount of funding that you will need to pursue each element of your growth strategy and, if true, that you will have to raise additional funds to pursue your growth strategy and how you plan to raise additional funds, or disclose that you have sufficient sources of funding to pursue your growth strategy. In this regard, we note your risk factor on page 23 that your ability to raise capital in the future may be limited.

Response:  The Company advises the Staff that the amount of funding needed to pursue each element of its growth strategy could vary significantly depending on a broad range of factors. As a result, the Company believes such disclosure would not be meaningful to a potential investor’s understanding of the Company’s business and may be confusing or misleading because the actual amounts of funding will depend on a number of factors, some of which may not be known at this time. For example, part of the Company’s growth strategy is to pursue opportunistic acquisitions of other companies. The amount of funding necessary to pursue this element of our growth strategy will depend, among other things, on (i) whether an opportunistic acquisition presents itself and (ii) the size of any such acquisition. Furthermore, the size of any such acquisition would determine whether the Company already had sufficient funds or would need to raise additional funds to pursue the acquisition. While the Company may need to raise additional funds following the offering, it does not have any plans to do so at present and believes that its existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet its anticipated cash needs for at least the next 12 months.

17.                               Please provide further explanation as to how your “merchandising, data, analytics and technology allow [you] to deliver increasingly tailored and personalized shopping experiences.”

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 86 of Amendment No. 1 to provide the further explanation referenced in the Staff’s comment.

Executive Compensation, page 96

Base Salary, page 97

18.                               Here and on page 98 you state that the base salary for each of Messrs. Shah and Conine was $480,000 in 2013, however the table on page 96 indicates that such salaries were $468,750 each. Please advise or revise.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the table on page 104 of Amendment No. 1 to provide that the base salary for each of Messrs. Shah and Conine was $480,000 in 2013.

Cash Bonuses, page 97

19.                               Please explain in greater detail how you made the calculations and determinations involved in the discretionary cash incentive program, including how you determined Mr. Fleisher’s bonus opportunity of 0-20% of his base salary and award of 20% of his base salary. Note that under Item 402(o)(5) of Regulation S-K, a filer must disclose the material terms of any non-equity incentive plan award made to a named executive officer including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 105 of Amendment No. 1 to include the detail referenced in the Staff’s comment.

Consolidated Financial Statements. page F -1

20.                               Please update the financial statements to include financial statements for an interim period ending within 135 days of the expected effective date of the registration statement. Please refer to Rule 3-12 of Regulation S-X. Please also revise Summary Consolidated Financial Data, Selected Consolidated Financial Data and other financial information throughout the prospectus to reflect the interim financial data.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to include financial statements as of and for the quarter ended March 31, 2014 and financial statements for the comparable period ended March 31, 2013.

Consolidated Balance Sheets, page F-3

21.                               Please tell us whether there are any items included in prepaid expenses and other current assets and other current liabilities that exceed five percent of total current assets or current liabilities. If so, please state separately in the balance sheets or in the notes thereto, any item in excess of five percent of total current assets or current liabilities. Alternatively, you may consider adding a table to the notes which lists the components included in prepaid expenses and other current assets and other current liabilities. Please refer to Rule 5-02 of Regulation S-X (ASC 210-10-S99-1).

Response:  The Company advises the Staff that the Company’s consolidated balance sheets do not include any item in prepaid expenses and other current assets or in other current liabilities that exceed five percent of the total current assets or current liabilities, except goods in-transit which are included in prepaid expenses and other current assets and disclosed separately in Footnote 2 to the financial statements on page F-11 of Amendment No. 1.

Consolidated Statements of Changes in Convertible Redeemable Preferred Units and Members’ Deficit, page F-6

22.                               Please tell us the transactions giving rise to the amounts disclosed as “due from common unit holders,” “paid-in capital” and “equity compensation expense” and recognized in common members’ deficit.

Response:  The Company advises the Staff that the following three transactions gave rise to the amounts referenced in the Staff’s comment that are recognized in common members’ deficit:

•                  “Due from common unit holders” reflects a tax distribution of $154,000 owed by the Company to SK Retail, Inc., a holder of the Company’s common units. This amount was recorded as due in 2012 and it has not been paid. The Company has revised page F-6 of Amendment No. 1 to clarify that the amount is due to a common unit holder.

•                  “Paid-in capital” reflects amounts paid back to the Company from SK Retail, Inc. in 2012. In 2011, the Company made an estimated tax distribution to SK Retail, Inc. In 2012, SK Retail, Inc. returned to the Company $0.7 million, which was the amount by which SK Retail, Inc.’s estimated 2011 tax payment exceeded its actual 2011 tax payment. The Company recorded this amount in common members’ deficit as a credit. The Company has revised page F-6 of Amendment No. 1 to clarify the amount “Return of excess distribution”.

•                  “Equity compensation expense” reflects the compensation expense associated with the fair value of common units that would be returned to the Company upon the termination of an employee hired in connection with the Company’s acquisition of substantially all the assets of DwellStudio Holdings, LLC in July 2013. As part of the acquisition, the Company hired one of the founders of Dwell Studio Holdings, LLC and issued common units to her, a portion of which will be returned to the Company if her employment is terminated under certain circumstances within two years following the acquisition. The Company determined that the value of the shares returnable represents compensation for postcombination services and, as such, the Company records the fair value of the shares returnable on a straight-line basis over the two-year period following the acquisition as the restrictions lapse. The pro-rata portion of the service period incurred in 2013 is reflected in the Company’s financial statements for the year ended December 31, 2013.

Consolidated Statements of Cash Flows, page F-7

23.                               We note that the net proceeds from the issuance of Series A convertible redeemable preferred units presented in cash flows from investing activities exceeds the net proceeds disclosed in consolidated statements of changes in convertible redeemable preferred units and members’ deficit and in Note 10 to your financial statements. Please tell what the difference represents.

Response:  The Company advises the Staff that a portion of the Company’s proceeds from the issuance of Series A convertible redeemable preferred units in 2011 was received by the Company in escrow and recorded as a receivable of $8.1 million in 2011.  In 2012, the Company received the entire escrow receivable balance and recorded the cash flows along with the proceeds from the issuance of Series A convertible redeemable preferred units in 2012. The Company has revised page F-7 of Amendment No. 1 to include a separate disclosure of the proceeds of the escrow receivable in its financial statements.

24.                               Please tell us the items and their amounts included in depreciation and amortization for each year presented.

Response:  The Company advises the Staff that the following amounts were included in depreciation and amortization for the years ended December 31, 2012 and December 31, 2013:

	Years ended December 31,
	2012	2013
	(in thousands)
Site and software development costs	$4,777	$6,968
Furniture and computer equipment	3,831	5,025
Leasehold improvement	329	487
Intangible assets	398	541
Other	—	70
Depreciation and amortization	$9,335	$13,091

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-8

Goods In-Transit. page F -11

25.                               Please tell us your basis in GAAP for classifying goods-in-transit as prepaid expenses and other current assets as opposed to inventories. In addition, please disclose the shipping terms of goods shipped directly to customers by your suppliers and when title and risks of ownership of the goods passes to you.

Response:  The Company advises the Staff that it purchases minimal inventory from its suppliers and is physically stored in its warehouses to fulfill future orders.  The Company carries these inventories on a FIFO basis and capitalizes direct and indirect labor costs, rents and depreciation expenses associated with the Company’s warehouses.

When the Company receives an order for an item not held in its inventory, it places the order with its supplier for direct delivery. In most cases, the shipping terms with its suppliers are F.O.B. (freight on board) shipping point and the title and risk of ownership transfer to the Company once the goods are picked up by the freight carrier and are transferred to the customer upon delivery.

The Company considered the definition of “inventory” under ASC 330, which is defined as the aggregate of those items of tangible personal property that have any of the following characteristics:

•                  held for sale in the ordinary course of business;

•                  in the process of production for such sale; or

•                  to be currently consumed in the production of goods or services to be available for sale.

The Company believes the ownership of the goods during the transit period is more appropriate to be included as prepaid expenses and other current assets with the disclosure in footnote 2, rather than inventory for the following reasons:

•                  The goods are not held for sale by the Company but are instead delivered directly to the Company’s customers without the Company receiving the goods into its warehouses and the Company does not incur the inventory overhead costs for such goods as it does for goods that it purchases from its suppliers to store in its warehouses.

•                  The Company is not holding these goods to fulfill a future order.  Instead the Company has already received a customer order and the goods are in transit to complete the delivery criteria of revenue recognition.

The Company further advises the Staff that in response to the second sentence of the Staff’s comment, it has revised page F-11 of Amendment No. 1 to include disclosure describing the shipping terms with its suppliers.

Revenue Recognition. page F-12

26.                               Please tell us how you estimate the deferred portion of revenue associated with the awards earned under your membership rewards program that is expected to be redeemed prior to expiration. Please also tell us the historical data that supports your expected redemption rate.

Response:  The Company advises the Staff that it maintains a membership rewards program that allows enrolled customers to earn rewards dollars which can be redeemed for future purchases. The Company defers a portion of its revenue associated with rewards that are ultimately expected to be redeemed prior to expiration. Rewards have defined expiration terms, which are generally one year or less.

The Company estimates the deferred portion of revenue associated with the awards earned under our membership rewards program as follows:

First, the Company calculates the rate at which rewards have historically been redeemed. The Company tracks the amount of rewards redeemed based on the month when those rewards were originally issued.

Accordingly, the Company calculates the amount of awards redeemed each month for the next twelve months as a percentage of the total amount of rewards issued in a given month. The Company then calculates an average redemption percentage for the last twelve months.

Second, the Company estimates the amount of rewards expected to be redeemed by multiplying the amount of rewards granted in a reported period by the average redemption percentage described above.

Finally, the Company deducts the actual amount of rewards redeemed in a reported period from the total amount of rewards expected to be redeemed and records any excess as the deferred portion of revenue associated with awards earned.

The Company has the ability to make a reasonable and reliable estimate of the amount of future redemptions and breakage due to:

•                  several years of operating experience the Company has with the program;

•                  the accumulation of company specific historical data;

•                  historical experience with redemption rates is predictive of future redemption rates;

•                  the Company’s ability to make reliable estimate on a timely basis; and

•                  the large volume of relatively homogeneous transactions subject to the program.

The Company further advises the Staff that the expected redemption rate based on the methodology described above was 30.3% which was used in calculating the total expected redemption dollars for 2013 membership rewards issued.

4. Acquisition. Intangible assets and Goodwill. page F-16

27.                               Please tell us your consideration of disclosing the following information to enable users of your financial statements to evaluate the nature and financial effect of the acquisition in accordance with ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50:

•                  The percentage of voting interests acquired (ASC 805-10-50-2c);

•                  The acquisition-date fair value of each major class of consideration transferred (ASC 805-30-50-1b);

•                  The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed (ASC 805-20-50-1c);

•                  The significant assumptions used to determine the fair value of intangible assets recognized separately from goodwill;

•                  Whether the initial accounting for the acquisition is incomplete, and if so, the reasons why and the assets, liabilities, equity interests or items of consideration for which the initial accounting is incomplete (ASC 805-1 0-50-6);

•                  The amount of acquisition-related costs, the amount recognized as an expense and the line item or items in the income statement in which those expenses are recognized (ASC 805-1 0-50-2±);

•                  The amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period (ASC 805-10-50-2h);

•                  The revenue and earnings of the combined entity for the current reporting period as though the acquisition date for the business combination that occurred during the year had been as of the beginning of the annual reporting period (ASC 805-10-50-2h); and

•                  The revenue and earnings of the combined entity as though the acquisition occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (ASC 805-1 0-50-2h).

Also, tell us your consideration of providing the financial statements required in Rule 3-05 of Regulation S-X.

Response:  The Company advises the Staff that it considers the acquisition of substantially all the assets of DwellStudio Holdings, LLC (“Dwell”) in July 2013 to be immaterial to the Company’s financial statements. The Company paid cash and common units in consideration of these assets, and the liabilities assumed by the Company equaled $6.4 million, which represents approximately 3.3% of the Company’s total assets as of December 31, 2013, and the acquired assets generated approximately $2.1 million in revenue, which represents approximately 0.2% of the Company’s net revenue for the year ended December 31, 2013. Because the Company believes these amounts are immaterial to its financial statements, the Company did not include all of the disclosures in ASC 805 or Rule 3-05 of Regulation S-X in Amendment No. 1.

The Company further advises the Staff that the Company performed a significant subsidiary test on Dwell as of the acquisition date in accordance with Rule 3-05 of Regulation S-X and determined that none of the three conditions were met.  The Company’s investments in and advances to Dwell represent 4% of the Company’s total assets as of the end of the most recently completed fiscal year.  The Company’s proportionate share of the total assets of Dwell was 2% of the total assets of the Company as of the end of the most recently completed fiscal year.  The Company’s equity in the net loss before income taxes of Dwell was 13% of such loss of the Company’s most recently completed fiscal year.

7. Commitments and Contingencies. page F-18

Legal Matters, page F -19

28.                               We note your disclosure that you are not aware of any legal proceedings or claims that you believe will have a material adverse effect on your financial position. Please also disclose whether or not you are aware of any legal proceedings or claims that you believe will have a material adverse effect on your operating results or cash flows.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages F-19 of Amendment No. 1 to include such disclosure.

10. Members’ Deficit, page F-21

Pro Forma (Unaudited), page F-23

29.                               Please tell us what consideration you gave to applying the guidance in SAB Topic 4.B (ASC 505-10-S99-3). Since the transaction will result in the withdrawal of present members, please explain to us why the members’ deficit of the LLC previously allocated to the members should not be reclassified to paid-in capital. In addition, please tell us what consideration you gave to recognizing the adjustment to the carrying amount of the participating preferred units as a charge against paid-in capital given the absence of members’ equity pursuant to SAB Topic 3.C (ASC 480-10-S99-2). Please note that this comment also applies to your presentation of pro forma data in the capitalization table on page 46.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 47 and F-3 of Amendment No. 1 to record common members deficit existing at the time of the corporate reorganization into additional paid in capital.  The Company further advises the Staff that adjustments to the excess carrying amount of preferred units after the reclassification of the members’ deficit to paid-in capital, the equity compensation adjustment and the deferred income tax liabilities assumed to be recognized have been recorded in retained earnings (deficit) in all the pro forma presentations.

11. Segment and Geographic Information, page F-23

30.                               Please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements. If providing the information is impracticable, that fact should be disclosed. Refer to guidance in ASC 280-10-50-40.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page F-25 of Amendment No. 1 to include such disclosure.

15. Net Income (Loss) per Common Unit and Unaudited Pro Forma Net Income (Loss) per Common Share, page F-27

Unaudited Pro Forma Net Income (Loss) Per Common Share. page F-28

31.                               Please tell us your consideration of making an adjustment to pro forma loss per share giving effect to the number of shares whose proceeds would be necessary to pay the $29.3 million Series A convertible redeemable preferred units dividend since the dividend exceeded earnings during the previous twelve months. Refer to SAB 1B.3 (ASC 855-1 O-S99-1 ).

Response:  The Company advises the Staff that it intends to update the pro forma loss per share in future filings when a price range with respect to the initial public offering can be determined. At such time, using the midpoint of such range, the Company will be able to estimate the number of shares required to be sold in order to pay the Series A convertible redeemable preferred units dividend.

32.                               Please explain to us why equity-based compensation expense attributable to the deferred units and restricted common units that have satisfied the service condition and will vest and be settled upon the liquidity event is excluded from the pro forma presentation. Please address why recognition of the expense is not directly attributable to the transaction, factually supportable and expected to have a continuing impact.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages F-30, F-31 and F-32 of Amendment No. 1 to include disclosure explaining the impact of equity-based compensation expense attributable to its deferred units, common units options and restricted common units that have satisfied the service condition and will vest and be settled upon the liquidity event.

Item 16. Exhibits and Financial Statement Schedules, page II -4

33.                               Please tell us why Schedule II-Valuation and Qualifying Accounts is not applicable or where the required information can be found in the financial statements or notes thereto. In this regard, we note that accounts receivable is presented net of the allowance for doubtful accounts, that you establish reserves for product returns and have recorded a valuation allowance against deferred tax assets. Please refer to Rule 5-04 and 12-09 of Regulation S-X.

Response:  The Company advises the Staff that it believes disclosures pursuant to Rule 5-04 and 12-09 of Regulation S-X are not required because the allowance for doubtful accounts, product returns and valuation allowances against deferred tax assets are not material to the Company’s financial statements.

The Company recorded bad debt expenses of approximately $1.7 million and $3.0 million in 2012 and 2013, respectively. These expenses are approximately 1.0% and 1.2% of operating expenses in 2012 and 2013, respectively. The allowance for doubtful accounts as of December 31, 2012 and 2013 were $0.7 million and $1.2 million, each of which is included in the Company’s balance sheet for the years presented.

The Company recorded sales return allowances of $0.8 million and $3.1 million in 2012 and 2013, respectively.  Sales return allowances were 1% and 1.6% of total assets of the company in 2012 and 2013, respectively.

The Company recorded deferred tax asset balances of $5.4 million and $6.1 million in 2012 and 2013, respectively, with valuation allowance for all of the amounts except for $4,000 in 2012.  The deferred tax asset is generated almost exclusively from the Company’s historical net losses, and the Company believes the net deferred tax asset after the valuation allowance is not material to the Company’s financial statements.

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We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (781) 434-6612 or by fax at (781) 434-6601 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur
of LATHAM & WATKINS LLP

Enclosure

cc: Niraj Shah, Wayfair LLC

Michael Fleisher, Wayfair LLC
Julie H. Jones, Ropes & Gray LLP
Thomas Holden, Ropes & Gray LLP
John H. Chory, Latham & Watkins LLP
Emily E. Taylor, Latham & Watkins LLP